UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

CELLWAY VENTURES, INC.
(Exact name of registrant as specified in its corporate charter)

000-49833
Commission File No.

NEVADA	52-2219285
(State of Incorporation)	(IRS Employer
Identification No.)

375 Newcastle Avenue, Nanaimo, BC, Canada V9R 5K4
(Address of principal executive offices)

250-754-7294
(Issuer's telephone number)

CELLWAY VENTURES, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about January 16, 2004 to the holders of shares of the common stock, par value $.001 per share (the "Common Stock") of Cellway Ventures, Inc., a Nevada corporation (the "Company") as of January 16, 2004. On January 16, 2004, Mr. Jack Morgan (the "Seller"), the majority shareholder, president and a director of the Company, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Mr. W. Scott Lawler (the "Purchaser"). Under the terms of the Stock Purchase Agreement, Mr. Morgan has agreed to sell to Mr. Lawler an aggregate of 5,000,000 shares of the common stock of the Company, representing approximately 49.5% of the Company's current outstanding shares of common stock. As a condition of the Stock Purchase Agreement, Mr. Morgan will resign as president, secretary, treasurer and director of the Company and Mr. Lawler will be appointed as president, secretary, treasurer and director. The changes to the board of directors of the Company will not be effective until at least ten days after this Information Statement is mailed or delivered to all of the Company’s shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

1.     Voting Securities of the Company

On January 16, 2004, there were 10,115,000 shares of our common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

2.     Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of January 16, 2004 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of class	Name and address of beneficial owner	Number of Shares of Common Stock	Percentage of Common Stock(1)
Common Stock	Jack Morgan, Director, Secretary and Treasurer 375 Newcastle Avenue Nanaimo, BC, Canada	5,000,000	49.5%
Common Stock	All Officers and Directors as a Group (1 person)	5,000,000	49.5%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As of January 16, 2004, there were 10,115,000 shares of our common stock issued and outstanding.

3.     Changes in Control

On January 16, 2004, Mr. W. Scott Lawler, as purchaser, and Mr. Jack Morgan, as seller, entered into the Stock Purchase Agreement, pursuant to which Mr. Lawler has will acquire 5,000,000 shares of our common stock (representing approximately 49.5% of the outstanding shares of our common stock) for an aggregate purchase price of $35,000. The consideration for the acquisition will be paid from the personal funds of Mr. Lawler. The purchase of the shares of common stock by Mr. Lawler from Mr. Morgan will be consummated in a private transaction and Mr. Lawler be considered to be in "control" the Company. As a condition of the Stock Purchase Agreement, Mr. Morgan will resign as president, secretary, treasurer and a director. Mr. Lawler will be appointed in his place. Closing of the Stock Purchase Agreement is expected to occur on or about January 28, 2004. The changes to our board of directors are anticipated to be effective not less than ten days after the delivery of this Information Statement to our shareholders.

We are not aware of any arrangement that might result in a change in control in the future, except the change of control from Jack Morgan to W. Scott Lawler, as described in this Information Statement.

DIRECTORS AND EXECUTIVE OFFICERS

We anticipate that on or about January 28, 2004, at least ten days after the delivery of this Information Statement to our shareholders, Jack Morgan will tender a letter of resignation to the Board to resign as director, president, secretary and treasurer as contemplated by the Stock Purchase Agreement. Mr. Lawler will be appointed our sole director upon receipt of these resignations and will have the authority to appoint executive officers to fill the vacancies of Mr. Morgan.

The following tables set forth information regarding our current executive officers and directors:

Directors:

Name of Director	Age
Jack Morgan	66

Executive Officers:

Name of Officer	Age	Office
Jack Morgan	66	President, Secretary and Treasurer

Set forth below is a brief description of the background and business experience of each of our executive officers and directors for the past five years.

Mr. Jack Morgan has been an officer and director since inception on August 17, 1999. Mr. Morgan has been a commercial fisherman since 1986 and an ironworker since 1960. Mr. Morgan has worked as a maintenance engineer with the British Columbia Buildings Commission since 1986.

Mr. W. Scott Lawler is an attorney and is admitted in the State of California. Mr. Lawler received a Bachelor's Degree in business management in 1984 from Brigham Young University and his Juris Doctorate degree from U.S.C. Law Center in 1988. Mr. Lawler was admitted to the California State Bar in 1988 and the Utah State Bar in 1995. Mr. Lawler has been the principal of Lawler & Associates, specializing in corporate and securities matters, since 1995. Mr. Lawler is currently the President and sole shareholder of International Securities Group, Inc., a private consulting company. Mr. Lawler also has served as a director and/or officer of a number of companies, including Fact Corporation, Capital Reserve Canada Limited, Food and Culinary Technology Group Inc. and Fact Bread Company.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We have no significant employees other than the officers and directors described above.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings in which Purchaser, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of Purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  Any of our directors or officers;
  Any person proposed as a nominee for election as a director;
  Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
  Any of our promoters;
  Any relative or spouse of any of the foregoing persons who has the same house as such person.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on our review of the copies of such forms received by the Company, we believe that during the fiscal year ended November, 2001 all such filing requirements applicable to its officers and directors were complied with exception that reports were filed late by the following persons:

	Number	Transactions	Known Failures
	Of Late	Not Timely	To File a Required
Name and Principal Position	Reports	Reported	Form

Jack Morgan	One	None	None
Chief Executive Officer
President, Secretary, Treasurer
and Director

EXECUTIVE COMPENSATION

The following table sets forth certain information as to the Company's highest paid executive officers and directors for the Company's fiscal year ended December 31, 2001. No other compensation was paid to any such officer or directors other than the cash and stock option compensation set forth below.

Summary Compensation Table

			ANNUAL COMPENSATION			LONG TERM COMPENSATION
Name	Title	Year	Salary	Bonus	Other Annual Compensation	AWARDS		PAYOUTS
						Restricted Stock Awarded	Options/ SARs * (#)	LTIP payouts ($)	All Other Compen- sation
Jack Morgan	Director/ President/ Secretary/ Treasurer	2002 2001 2000	$0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0

Stock Option Grants

We did not grant any stock options to the executive officers during our most recent fiscal year ended December 31, 2002. We have also not granted any stock options to the executive officers since incorporation of the Company, In addition, as of December 31, 2002, no retirement, pension or insurance programs or other similar programs have been adopted by us for the benefit of our employees

Exercises of Stock Options and Year-End Option Values

No stock options were exercised by our officers, directors and employees during the financial year ended December 31, 2002. No stock options have been granted since incorporation of the Company.

Outstanding Stock Options

We do not have any stock options outstanding.

Dated: January 16, 2004	By Order of the Board of Directors
CELLWAY VENTURES, INC.

	By:	/s/ Jack Morgan

JACK MORGAN, PRESIDENT